November 7, 2014

VIA EDGAR CORRESPONDENCE

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	RidgeWorth Funds (“Registrant”)

(File Nos. 033-45671, 811-06557)

Dear Ms. Fettig:

This letter responds to the comments on Annual Reports (the “Reports”) included in the Registrant’s Form N-CSR on behalf of the Registrant’s series (the “Funds”) filed on EDGAR on June 6, 2014, that you provided by telephone on Friday, October 24, 2014 and supplements previous correspondence filed with U.S. Securities and Exchange Commission (the “Commission”) on October 15, 2014. Your comments have been summarized below, each of which is followed by the Registrant’s response.

March 31, 2014 Annual Report

1.	Initial Comment: Please confirm and clarify disclosure in the Notes to Financial Statements to indicate that the Adviser may only recapture waivers and reimbursements to an extent that will not exceed the current contractual expense limitation.

Initial Response: Registrant will add the requested disclosure.

Comment: Please confirm and clarify disclosure in the Notes to Financial Statements to indicate that the Adviser may only recapture waivers and reimbursements to an extent that will not exceed the contractual expense limitation in place at the time the fees were waived or expenses reimbursed.

Response: Registrant will add the requested disclosure.

2.	Initial Comment: Please confirm supplementally that the Total Return Bond Fund has coverage when selling protection on credit default swaps.

Initial Response: The Fund maintains appropriate cover based on the initial margin requirement and daily profit and loss on cash settled derivatives, marked to market daily. Registrant believes this is consistent with Section 18(h) of the Investment Company Act of 1940 and IC Release 10666 (April 18, 1979).

Comment: Please confirm supplementally that the Total Return Bond Fund has appropriate cover for the full notional amount, rather than marked to market amount, when selling protection on credit default swaps.

Response: Registrant so confirms.

3.	Initial Comment: For the Schedules of Portfolio Investments, please disclose the cash rate of interest separately from the payment-in-kind rate of interest, if applicable.

Initial Response: The Registrant believes this applies more to Business Development Companies than to the Funds.

Comment: The Commission has taken the position that separate disclosure for payment-in-kind rate of interest is applicable to all registrants and not solely Business Development Companies. Please revise the disclosure accordingly.

Response: Registrant will update the disclosure for payment-in-kind bonds when the payment includes both a cash and shares component.

4.	Initial Comment: Please confirm that the index for the Aggressive Growth Allocation Strategy changed during the previous fiscal year. If the index has changed, please include disclosure in the prospectus explaining the reason(s) for the change and comparing the Fund’s annual change in the value of an investment in the hypothetical account with the new and former indices, pursuant to Instruction 7 to Item 27(b)(7)(ii)(B) of Form N-1A.

Initial Response: The broad based index of the Aggressive Growth Allocation Strategy did not change, however, in 2012, the Barclays U.S. Aggregate Bond Index was added for comparison purposes as the Fund added a fixed income component to its portfolio. The Registrant believes that it has followed Instruction 7 to Item 27(b)(7)(ii)(B) of Form N-1A, as it did not replace its broad based index.

Comment: The Report states that, “[e]ffective September 30, 2012, the benchmark index for the Fund changed from the Standard & Poors 500 Index (“S&P 500 Index”) to the Hybrid 80/20 Blend Index.” Please further clarify the Registrant’s position that the index for the Aggressive Growth Allocation Strategy did not change.

Response: To clarify, the index did not change; the Barclays U.S. Aggregate Bond Index and the Hybrid 80/20 Blend Index were added for comparative purposes. The Registrant notes that the quoted disclosure was inadvertently included in the Report and will not be included in future filings.

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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Form N-CSR and that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States. The Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in this Form N-CSR do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to such filing.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me directly at (617) 662-3153 if you have any questions concerning the foregoing.

Sincerely,

/s/ Timothy Burdick
Timothy Burdick

cc:	J. Short
J. M. O’Donnell

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